SECURITIES AND EXCHANGE COMMISSION

                           Washington, DC   20549


                                  FORM 6-K


                          REPORT OF FOREIGN ISSUER


                Pursuant to Section 13a-16 or 16d-16 of the
                      Securities Exchange Act of 1934



     Date of Report (Date of earliest event reported): June 22, 2001
                                                       --------------


                         VERONEX TECHNOLOGIES, INC.
           -----------------------------------------------------
           (Exact name of registrant as specified in its charter)


British Columbia, Canada         #0-13967              95-4235375
----------------------------  ------------          -------------------
(State of other jurisdiction  (Commission           (IRS Employer
 of incorporation)             File Number)          Identification No.)


     #1505 - 800 West Pender Street, Vancouver,
               British Columbia, Canada                         V6C 2V6
      (Address of principal executive offices)                (Zip Code)


     Registrant's telephone number, including area code:    (604) 647-2225
                                                           ----------------


                                    N/A
      (Former name or former address, if changed since last report)



Item 1 -  Changes in Control of Registrant
------------------------------------------
N/A.

Item 2 - Acquisition or Disposition of Assets
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N/A.

Item 3 - Bankruptcy or Receivership
-----------------------------------
N/A.

Item 4 - Changes in Registrant's Certifying Accountant
------------------------------------------------------
N/A.

Item 5 - Other Events
---------------------
N/A.

Item 6 - Resignations of Registrant's Directors
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The Board of Directors of Veronex Technologies, Inc. (the "Company")
announce the resignations of Sandra M. Milligan and Pru Zerny as Directors of the Company, effective immediately.

The Board of Directors further announces the appointment of Mr. John Wells and Mr. Mark Wells, as members of the Board of Directors.

SAFE HARBOR STATEMENT

This statement includes forward-looking information as that term is defined in the Private Security Litigation Reform Act of 1995, and therefore, is subject to certain risks and uncertainties. There can be no assurance that actual results, business conditions, business developments, losses and contingencies and local and foreign factors will not differ materially from those suggested in the forward looking statements as a result of various factors, including market conditions, competition, advances in technology, and other factors beyond the Company's control.

Item 7 - Financial Statements and Exhibits
------------------------------------------
News Release dated June 22, 2001.


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                              VERONEX TECHNOLOGIES, INC.



Date: June 25, 2001           /S/ David A. Hite
                              -------------------------------------------
                              David A. Hite
                              Chief Executive Officer



Date: June 25, 2001           /S/ Gerald D. Lamont
                              -------------------------------------------
                              Gerald D. Lamont
                              Chief Accounting Officer